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                      October 6, 2023

       Andrey Kamenskiy
       Chief Financial Officer
       Mobile TeleSystems Public Joint Stock Company
       4 Marksistskaya Street
       Moscow 109147 Russian Federation

                                                        Re: Mobile TeleSystems
Public Joint Stock Company
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-15094

       Dear Andrey Kamenskiy:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Technology